Orckit Announces Agreement in Principle
With its Series A Note Holders

Tel-Aviv, Israel – January 9, 2012 – Orckit Communications Ltd. (the "Company") (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced it has reached an agreement in principle with the representatives of the holders of its Series A convertible notes.  The agreement contemplates the deferral of the March 2012 early redemption right with respect a significant portion of the principal amount of the Series A notes, a reduction of the price at which the Series A notes may be converted at the option of each holder and a reduction of the price at which the Series A notes may be converted at the option of the Company.  Accordingly, the Company and such representatives have jointly filed a request with the Tel Aviv District Court to stop its review of the Company's petition for a stay of proceedings filed last week.

The Company and such representatives plan to promptly take all necessary action to sign a detailed arrangement and submit it for the approval of all applicable stakeholders pursuant to Section 350 of the Israeli Companies Law, including the holders of the Company's Series A convertible notes, the holders of the Company's Series B convertible notes and, as may be required, the Company's shareholders.  Such arrangement will also require the approval of the Court.  No assurance can be given that any such arrangement will be entered into and approved.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the Company and the representatives of its Series A note holders will not reach a detailed agreement, that the Court will not grant the request described herein, that the representatives of the Company's Series B note holders will oppose the agreement described herein, that the proposed arrangement will not be approved by all the applicable stakeholders of the Company and the Court, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011. Actual results may materially differ from those set forth in this press release. The Company assumes no obligation to update the information in this press release.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il